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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________
                                            :
           In the Matter of                 :        CERTIFICATE
                                            :             of
  CONSOLIDATED NATURAL GAS COMPANY, ET AL.  :        NOTIFICATION
                                            :
           File No. 70-8599                 :
                                            :
(Public Utility Holding Company Act of 1935):
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*
TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated August 25, 1995 ("Order"), HCAR No. 26360, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated System LNG Company ("Consolidated LNG")to buy back stock from its parent, from time to time, through December 31, 2000. Consolidated LNG is a wholly-owned subsidiary of Consolidated Natural Gas Company, a registered holding company. The Order requires that reports be file with the Commission in accordance with Commission Rule 24.

	On September 22, 1995, Consolidated LNG bought back at par ($10,000 par per share) 5,500 shares of its common stock to effect a return of $55,000,000 to its parent.  Consolidated will continues to hold 2,840 shares of Consolidated
LNG Stock.  Additional stock buy backs are likely in the future;  thus, no past tense legal opinion is required at this time.

			CONSOLIDATED NATURAL GAS COMPANY

			CONSOLIDATED SYSTEM LNG COMPANY


			By  J. M. Hostetler
			    Their Attorney

Dated:  October 4, 1995